July 31, 2018

Thomas Tekiele
Chief Financial Officer
Unique Fabricating, Inc.
800 Standard Parkway
Auburn Hills, Michigan 48326

       Re: Unique Fabricating, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Response Dated July 30, 2018
           File No. 001-37480

Dear Mr. Tekiele:

       We have reviewed your July 30, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 19, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Exhibit 31.1 and 31.2 Section 302 Certifications, page 1

1. We note your response to prior comment 2. Please note that the exception referred to in the Regulation S-K C&DI, 246.13 refers to the transition 10-K in which the company is first required to include management's report on internal control over financial reporting, which is the second annual report you were required to file, or your January 1, 2017 10-
       K. In this regard, please refile a Form 10-K/A containing full Item 9A disclosure as well as your financial statements and exhibits 31.1 and 31.2 with the missing language concerning internal control over financial reporting as set forth in
Item 601(b)(31) of
       Regulation S-K. Your section 302 Certifications included in your Form 10-Q for the
 Thomas Tekiele
Unique Fabricating, Inc.
July 31, 2018
Page 2
         quarter ended April 1, 2018 should be similarly revised. Also, see Question 17 of the
         Sarbanes-Oxley Act of 2002 - Frequently Asked Questions, dated November 8, 2002.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations and Commitments, page 41

2. We note from your response to prior comment 3 that you do not believe the disclosure of material amounts of interest expense would be reliable information for investors.
         However, we continue to believe that, given the materiality of interest expense to your consolidated statements of operations and the fact that both your interest expense and outstanding debt have remained relatively consistent in recent years that such information is valuable to investors. Please revise your table to include estimated interest payments on all applicable line items and disclose any assumptions you made to derive these amounts.
       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

FirstName LastNameThomas Tekiele
Comapany NameUnique Fabricating, Inc.
                                                               Division of
Corporation Finance
July 31, 2018 Page 2                                           Office of
Transportation and Leisure
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